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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL LAMPOON, INC.
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

636637100
(CUSIP Number of Class of Securities (Underlying Common Stock))

Daniel S. Laikin
Chief Executive Officer
National Lampoon, Inc.
8228 Sunset Boulevard
Los Angeles, California 90046
(310) 474-5252
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Mary Ann Sapone, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 400
Los Angeles, California 90024
(310) 208-1182

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$1,006,249	$50.31
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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Item 1.   Summary Term Sheet

The information set forth under “Summary Term Sheet” in the “Offer to Extend the Expiration Date of Warrants to Purchase Common Stock”, dated July 17, 2008 (the “Offer”), attached hereto as Exhibit A, is incorporated herein by reference

Item 2.   Subject Company Information

Name and Address:  National Lampoon, Inc. is the name of the issuer.  The location of the issuer’s principal executive office is 8228 Sunset Boulevard, Los Angeles, California 90046.  The telephone number of the issuer’s principal executive office is (310) 474-5252.

Securities:  The Offer covers warrants to purchase shares of our Common Stock, $0.001 par value at a price of $1.775 per share.  Warrants to purchase 3,583,491 shares of our Common Stock were issued in conjunction with the sale of our Series B Convertible Preferred Stock and warrants covering 3,390,234 remain outstanding.  Warrants to purchase 2,297,610 shares of our Common Stock were issued in conjunction with the sale of our Series C Convertible Preferred Stock and warrants covering 2,278,775 remain outstanding.  Only the holders of warrants issued in conjunction with the sale of our Series B and Series C Convertible Preferred Stock are eligible to participate in this Offer.

Trading Market and Price:  The information set forth in the Offer under “The Offer – Market and Trading Information” is herein incorporated by reference.

Item 3.   Identity and Background of Filing Person

National Lampoon, Inc. is the filing person.  The address and telephone number of the filing person is set forth in Item 2 above.

The following are the directors and executive officers of National Lampoon, Inc.:

Daniel S. Laikin	Chief Executive Officer, director
Timothy S. Durham	Director
Paul Skjodt	Director
Robert Levy	Director
James P. Jimirro	Director
Duncan Murray	Director
James Toll	Director
Lorraine Evanoff	Chief Financial Officer

The address of each of the above named individuals is c/o National Lampoon, Inc., 8228 Sunset Boulevard, Los Angeles, California 90046.  The telephone number at that address is (310) 474-5252.

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Item 4.   Terms of the Transaction

(a)           Material Terms of the Offer.  The following sections of the Offer contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet (in question and answer format);

•	Part III, The Offer.

(b)           Purchases.  No securities will be purchased from officers or directors.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

The information included in Section 11 of Part III of the Offer is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals

(a)           Purposes.  The information set forth in the Offer at Part I, “Summary Term Sheet”, and Part III, Section 3, “Purpose of the Offer”, is incorporated herein by reference.

(b)           Use of Securities Acquired.  No securities will be acquired in the transaction described in the Offer.

(c)           Plans.  We currently do not have any plans, proposals or negotiations that relate to or would result in any of the events described in section c of Item 1006 of Regulation M-A.

Item 7.  Source and Amount of Funds or Other Consideration

(a)           Source of Funds.  We are not acquiring securities and we will have no obligation to pay cash consideration to the participants in the Offer.  Participants in the Offer will exercise warrants covering at least 10% of the Common Stock covered by the warrants.  We will receive the Exercise Price, which is defined in the Offer.

(b)           Conditions.  The information set forth in the Offer at Part III, Section 7, “Conditions of the Offer”, is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company

(a)           Securities Ownership.  The information set forth in the Offer at Part I, Section G, “Interests of Directors and Executive Officers in the Offer”, is incorporated herein by reference.

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(b)           Securities Transactions.  No transactions in our securities have been made by us, our subsidiaries or by our officers, directors or affiliates during the 60 days immediately prior to the filing of this schedule.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Offer at Part III, Section 16, “The Offer - Fees and Expenses”, is incorporated herein by reference.

Item 10.  Financial Statements

(a)           Financial Information.  The information set forth in Item 7 (“Consolidated Financial Statements and Supplementary Data”) of our Form 10-KSB for the fiscal year ended July 31, 2007, in Item 1 (“Condensed Consolidated Financial Statements”) of our Form 10-QSB for the quarterly period ended October 31, 2007, in Item 1 (“Condensed Consolidated Financial Statements”) of our Form 10-QSB for the quarterly period ended January 31, 2008 and in Item 1 (“Condensed Consolidated Financial Statements”) of our Form 10-QSB for the quarterly period ended April 30, 2008 is incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable

The fair market value of a share of our Common Stock on July 16, 2008 was $1.48.

Item 11.   Additional Information

(a)           Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer at Part III, Section 13, “Legal Matters; Regulatory Approvals”, is incorporated herein by reference.

(b)           Other Material Information.  The information set forth in the Offer at Part III, Section 11, “Past Contracts, Transactions, Negotiations and Agreements”, is incorporated herein by reference.

Item 12.   Exhibits

(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Transmittal Letter*
(a)(1)(C)	Notice of Withdrawal*
(d)(1)	NLAG Registration Rights Agreement dated May 17, 2002 among the issuer and members of the NLAG Group and GTH Capital, Inc.(1)
(d)(2)	Jimirro Registration Rights Agreement date May 17, 2002(1)
(d)(3)	Piggyback Registration Rights Agreement dated September 3, 2002 between the issuer and Constellation Venture Capital, L.P. as agent for certain individuals(2)

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(d)(4)	Piggyback Registration Rights Agreement entered into between the issuer and the purchasers of Series C Convertible Preferred Stock(3)
(d)(5)	J2 Communications Voting Agreement dated May 17, 2002 among the members of the NLAG Group and James P. Jimirro(1)
(d)(6)	First Amendment to Voting Agreement dated June 7, 2002(5)
(d)(7)	Series C Voting Agreement entered into among the issuer and the purchasers of Series C Convertible Preferred Stock(3)
(d)(8)	2005 Employment Agreement between the issuer and Daniel S. Laikin(4)
(d)(9)	Indemnification Agreement dated May 17, 2002 between the issuer and Daniel S. Laikin(1)
(d)(10)	Restated Indemnification Agreement dated May 17, 2002 between the issuer and James P. Jimirro(1)
(d)(11)	National Lampoon, Inc. Amended and Restated 1999 Stock Option, Restricted Stock and Deferred Stock Plan(4)
(d)(12)	National Lampoon, Inc. 2005 Consultant Plan(6)

*Filed herewith.
(1) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2002.
(2) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2002.
(3) Incorporated by reference from the issuer’s Quarterly Report on Form 10-QSB for the quarter ended October 31, 2004 and filed with the Securities and Exchange Commission on December 22, 2004.
(4) Incorporated by reference from the issuer’s SB-2 Registration Statement filed with the Securities and Exchange Commission on May 10, 2005.
(5) Incorporated by reference from the issuer’s Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007 filed with the Securities and Exchange Commission on November 29, 2007.
(6) Incorporated by reference from the issuer’s Proxy Statement filed with the Securities and Exchange Commission on December 13, 2005.

Item 13.   Information Required by Schedule 13E-3

  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

National Lampoon, Inc.

Date: July 17, 2008

By:  /s/ Daniel S. Laikin
      Daniel S. Laikin, Chief Executive Officer

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Transmittal Letter*
(a)(1)(C)	Notice of Withdrawal*
(d)(1)	NLAG Registration Rights Agreement dated May 17, 2002 among the issuer and members of the NLAG Group and GTH Capital, Inc.(1)
(d)(2)	Jimirro Registration Rights Agreement date May 17, 2002(1)
(d)(3)	Piggyback Registration Rights Agreement dated September 3, 2002 between the issuer and Constellation Venture Capital, L.P. as agent for certain individuals(2)
(d)(4)	Piggyback Registration Rights Agreement entered into between the issuer and the purchasers of Series C Convertible Preferred Stock(3)
(d)(5)	J2 Communications Voting Agreement dated May 17, 2002 among the members of the NLAG Group and James P. Jimirro(1)
(d)(6)	First Amendment to Voting Agreement dated June 7, 2002(5)
(d)(7)	Series C Voting Agreement entered into among the issuer and the purchasers of Series C Convertible Preferred Stock(3)
(d)(8)	2005 Employment Agreement between the issuer and Daniel S. Laikin(4)
(d)(9)	Indemnification Agreement dated May 17, 2002 between the issuer and Daniel S. Laikin(1)
(d)(10)	Restated Indemnification Agreement dated May 17, 2002 between the issuer and James P. Jimirro(1)
(d)(11)	National Lampoon, Inc. Amended and Restated 1999 Stock Option, Restricted Stock and Deferred Stock Plan(4)
(d)(12)	National Lampoon, Inc. 2005 Consultant Plan(6)

*Filed herewith.
(1) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2002.
(2) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2002.
(3) Incorporated by reference from the issuer’s Quarterly Report on Form 10-QSB for the quarter ended October 31, 2004 and filed with the Securities and Exchange Commission on December 22, 2004.
(4) Incorporated by reference from the issuer’s SB-2 Registration Statement filed with the Securities and Exchange Commission on May 10, 2005.
(5) Incorporated by reference from the issuer’s Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007 filed with the Securities and Exchange Commission on November 29, 2007.
(6) Incorporated by reference from the issuer’s Proxy Statement filed with the Securities and Exchange Commission on December 13, 2005.

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Item 1.                                Summary Term Sheet
Item 2.                                Subject Company Information
Item 3.                                Identity and Background of Filing Person
Item 4.                                Terms of the Transaction
Item 5.                                Past Contacts, Transactions, Negotiations and Agreements
Item 6.                                Purposes of the Transaction and Plans or Proposals
Item 7.                                Source and Amount of Funds or Other Consideration
Item 8.                                Interest in Securities of the Subject Company
Item 9.                                Persons/Assets, Retained, Employed, Compensated or Used
Item 10.                              Financial Statements
Item 11.                              Additional Information
Item 12.                              Exhibits
Item 13.                              Information Required by Schedule 13E-3

SIGNATURE

INDEX TO EXHIBITS